J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

March 1, 2023

Mr. Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the
JPMorgan Equity Focus ETF
JPMorgan High Yield Municipal ETF
JPMorgan Limited Duration ETF
JPMorgan Sustainable Municipal Income ETF
(each a “Fund” and collectively, the “Funds”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 375

Dear Mr. Be:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided with respect to the filing made on December 15, 2022 related to the Funds. For your convenience, we have restated your comment below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Funds’ Registration Statement. Except as otherwise noted below, we will incorporate the changes referenced below into a post-effective amendment to the Fund’s Registration Statement.

ADMINISTRATIVE COMMENTS

Comment 1:    Please file a response to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). Please email to the commenter marked copies of the revised pages to the Fund’s prospectus and Statement of Additional (“SAI”) reflecting responses to the following comments.

Response:      We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

Comment 2:    If any comments apply to multiple sections of the prospectus or SAI, please make corresponding changes to the similar sections.

Response:      To the extent that comments apply to multiple sections, we will make corresponding changes to similar sections of the prospectus or SAI.

PROSPECTUS COMMENTS

Fees and Expenses

Comment 3:    Please provide supplementally the completed fee table for each Fund prior to the effectiveness of the Fund’s Rule 485(b) PEA and include the footnotes with the dates on which the fee waiver agreements will expire.

Response:       We will provide the completed fee tables and related footnotes with the other marked pages requested in Comment #1.

Comment 4:    Please explain supplementally how the “other expenses” included in the fee tables were estimated and how they were determined to be reasonable estimates for the current fiscal year.

Response:      The other expenses included in the fee tables were estimated by reviewing the other expenses of the predecessor mutual fund and adjusting for any fees that would not be applicable to the Fund. Any ETF specific fees that would not be in the other expenses of the predecessor mutual fund were included, and in instances where the Fund’s fees are different than those of the predecessor mutual fund, the fees were adjusted to what would be expected to be paid by the Fund.

The Fund’s Past Performance

Comment 5:    Please supplementally provide information on type of entity that the “predecessor fund” described in the first paragraph of the “The Fund’s Past Performance” section is.

Response:      The “predecessor fund” for each Fund will be a mutual fund registered as an open-end investment company under the Investment Company Act of 1940.

Main Investment Strategies

JPMorgan Equity Focus ETF

Comment 6:    With respect to the first paragraph of the “What are the Fund’s main investment strategies?” please revise the disclosure to explain what a “core” portfolio is and how that term relates to how the Fund is managed and what investments it holds in its portfolio.

Response:       The first sentence of the “What are the Fund’s main investment strategies?” section will be revised to read:

The adviser chooses both growth and value securities for the Fund so that the Fund generally is managed as a core portfolio and is not normally significantly weighted towards either growth or value securities. The Fund does, however, have the ability to proactively invest more heavily in either growth or value securities depending on market conditions and the convictions of the adviser.

Comment 7:    The Fund’s “Investment Process” section contains the following sentence: In selecting value stocks, the adviser seeks to invest in companies which have durable franchises and which appear to be attractively valued and have the ability to grow intrinsic value per share. With respect to this sentence, please what data is used to calculate “intrinsic value per share.”

Response:       We will revise the disclosure in the 2nd paragraph of the “Investment Process” section to read (response disclosure highlighted):

In selecting growth stocks, the adviser focuses on durable companies whose growth potential appears to be underappreciated. These companies are generally going after a large addressable market with a sustainable competitive advantage, and have strong management teams. In selecting value stocks, the adviser seeks to invest in companies which have durable franchises and which appear to be attractively valued and have the ability to grow intrinsic value per share. In making such evaluations, the adviser considers a company to be attractively valued based on characteristics such as the market value that has been added since the company’s inception, profitability based on both its core operations and on an after taxes basis, and market expectations of future growth for the company. Companies with durable franchises generally have a sustainable competitive position relative to peers, high returns on capital, a diversified client or asset base and a strong brand. In considering whether a company has the ability to increase the intrinsic value per share, the adviser looks at whether management has earned and grown economic profits, i.e., generated returns in excess of the cost of capital over time.

JPMorgan Sustainable Municipal Income ETF

Comment 8:    Please revise the Fund’s non-fundamental sustainable 80% policy to provide that it will invest at least 80% of its assets in sustainable municipal securities (emphasis added). While we note that the Fund has a separate investment policy to invest at least 80% in municipal bonds, we believe that having two investment policies (i.e., one that requires investments in municipal bonds and one that requires investments in sustainable securities) does not assure that 80% of the fund’s investments will be in sustainable municipal securities as suggested by the Fund’s name.

Response:     We will revise the policy as provided below (changes marked):

Under normal circumstances, the Fund invests at least 80% of its Assets in sustainable municipal securities as determined under the adviser’s investment process (the Sustainable 80% Policy).

Please note that while we have included and clarified the Sustainable 80% Policy, we respectfully disagree with the Staff’s view that “sustainable” in a Fund’s name refers to a type of investment that requires an 80% test under current Rule 35d-1.

Comment 9:    The current disclosure provides that “Sustainable” in the Fund’s name refers to the Fund’s strategy to tilt the Fund’s portfolio based on social or environmental benefits as part of its investment strategy. Please supplementally explain how does tilting the portfolio based on ESG characteristics make this a sustainable fund including describing how is this different from simply considering ESG factors generally. Please revise the disclosure to provide additional disclosure about ESG factors and information that the Fund considers and how it considers the information in connection with labelling the fund as sustainable.

Response:    We will revise the disclosure to remove the references to tilting the portfolio as we do not believe such disclosure is additive in light of the Fund’s 80% Sustainable Policy. We believe the 80% Sustainable Policy coupled with the disclosure as revised in response to Comment 10 provides shareholders with information that describes the types of securities the Fund invests in and how the adviser determines they are “sustainable” securities for purposes of the Sustainable 80% Policy.

Comment 10:    The disclosure provides that the adviser will “generally view” bonds that finance affordable housing, healthcare, municipal water and sewer, education, mass transit, not for profits and issuer designated green bonds as promoting positive social or environmental benefits. Please clarify what “generally view” means.

Response:    The disclosure will be revised to delete the “generally view” language to provide that bonds finance affordable housing, healthcare, municipal water and sewer, education, mass transit, and issuer designated green bonds are considered sustainable securities for purposes of the “80% Sustainable Policy.” Please see the revised disclosure below:

“Sustainable” in the Fund’s name refers to the Fund’s strategy invest in sustainable municipal securities. Under normal circumstances, the Fund invests at least 80% of its Assets in sustainable municipal securities as determined under the adviser’s investment process (the Sustainable 80% Policy). For purposes of the Sustainable 80% Policy, sustainable municipal securities are defined by the adviser as municipal bonds (as defined above) securities whose use of proceeds, in the adviser’s opinion, provide positive social or environmental benefits. This policy may be changed by the Board of Trustees without shareholder approval. However, the Fund will provide shareholders with written notice at least 60 days prior to a change in its Sustainable 80% Policy.

The adviser uses the use of proceeds process described below to identify investments for the Fund, other than its investments in derivatives, cash and cash equivalents. The adviser has determined that bonds that finance affordable housing, healthcare, municipal water and sewer, education, mass transit, and issuer designated green bonds promote positive social or environmental benefits for purposes of the Sustainable 80% Policy. In addition to the types of sustainable municipal securities noted above, the adviser may identify additional types of bonds and uses of bond proceeds that it believes will provide positive social or environmental benefits for purposes of the Sustainable 80% Policy. In order to identify and invest in other types securities that provide positive social or environmental benefits for purposes of the Sustainable 80% Policy, the adviser determines and assesses such security’s intended use of proceeds. Compliance with the Fund’s 80% Sustainable

Policy is determined based on the security’s characteristics at the time of purchase. If the use of proceeds of a security changes after the time of purchase so as to no longer provide positive social and/or environmental benefits, the Fund may continue to hold the security. Up to 20% of the Fund’s Assets may be invested in cash and cash equivalents, derivatives, and investments that the adviser has not determined provide social or environmental benefits.

Comment 11:     In addition to the uses of proceeds noted above, the adviser may identify additional uses of bond proceeds that it believes will provide positive social or environmental benefits and may invest in such bonds as part of the Fund’s investment strategy. Discuss briefly what other uses might qualify as additional uses of bond proceeds and indicate how the adviser make such determinations.

Response:    Please note that we believe the Risk Return Summary contains sufficient disclosure concerning the types of securities that may be considered sustainable municipal securities for purposes of the Fund’s 80% Sustainable Policy. For investors who want additional detail, the following revised disclosure will be included in the statutory prospectus to provide further details concerning additional types of securities and uses of bond proceeds that the adviser may determine are sustainable municipal securities:

In addition to of the types of sustainable municipal securities noted above, the adviser may identify additional types of bonds and uses of bond proceeds that it believes will provide positive social or environmental benefits for purposes of the Sustainable 80% Policy. General obligation or appropriated debt issued by municipalities whose use of proceeds will be used to build or maintain public parks or low income housing, an electric utility who issues bonds to build a wind farms, and a desalination plant built to augment potable water in water stressed regions are a few examples of other types of bonds and uses of bonds proceeds that the adviser may determine provide positive or environmental benefits. Such examples are illustrative only and not exhaustive.

Comment 12: The disclosure provides that the use of proceeds determination for securities purchased by the Fund will be made at the time of purchase and that if the use of proceeds of a security changes after the time of purchase so as to no longer provide positive social and/or environmental benefits, the Fund may continue to hold the security. Please describe how the adviser will monitor for changes and what the adviser will do to bring the Fund back into compliance with the 80% Sustainable Municipal Policy.

Response:    The current disclosure describes the Adviser’s process for monitoring securities held in the portfolio and provides as follows:

The adviser utilizes a proprietary framework to monitor the portfolio’s overall investment in bonds that have been designated as providing positive social or environmental benefits. Through the framework, the adviser assesses characteristics of bond issuances and their proceeds using third party data and/or internal research. The proprietary framework, as well as the adviser’s views on municipal bond use of proceeds, are periodically reviewed internally.

Please note that compliance with the 80% Sustainable Policy at the time of purchase is consistent with current Rule 35d-1. While current Rule 35d-1 does not apply to names like “Sustainable”, we note that it requires compliance at the time of purchase and does not require that a Fund divest of securities to maintain compliance with an 80% policy.

JPMorgan High Yield Municipal ETF

Comment 13:   Please add an 80% policy to provide that the Fund will invest at least 80% of its assets in high yield municipal securities (emphasis added). While we note that the Fund has a separate investment policy to invest at least 80% in municipal bonds, we believe that it is also required to have an 80% policy that says that it will invest in securities that are both high yield and municipal having two investment policies (i.e., one that requires investments in municipal bonds and one that requires investments in sustainable securities) does not assure that 80% of the fund’s investments will be in high yield municipal securities as suggested by the Fund’s name.

Response:         Based on the guidance provided in Question 7 of the FAQ issued by the SEC staff after the adoption of Rule 35d-1 in 2001, we do not believe that “a fund that uses the term ‘high-yield’ in conjunction with a term such as a ‘municipal’ or ‘tax-exempt’ that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria.”

Comment 14:    Please clarify if the Fund’s investments in shares of ETFs will be part of its 80% policy to invest in high yield securities and explain how the investment is part of the Fund’s strategy.

Response: As the Fund is not required to have an 80% policy, we do not believe this disclosure needs to be clarified.

Main Investment Risks

JPMorgan High Yield Municipal ETF

Comment 15:  Please consider whether other factors such as changing work patterns, demographic changes or other social/economic issues present material risks for municipal funds. To the extent the Fund’s investment adviser considers these risks as part of the Fund’s investment process, please consider whether there if a need for Item 9 disclosure.

Response:        We have considered your request to disclose material risks to the municipal Funds from changing work patterns, demographic changes or other social/economic issues and respectfully decline to revise the disclosure. While we continually consider the risks mentioned above (including RTO, demographics, pension liabilities, climate) in our decision making process, we do not think they currently present material risks for the municipal Funds such that the risk disclosure needs to be revised or that the Item 9 disclosure needs to be modified. We would note that municipalities have successfully navigated extreme economic environments over the past dozen years including the global financial crisis and the stress on budgets brought on by the imploding housing market (and predictions of severe issuer defaults that followed, rattling the market), and more recently the total shutdown of the U.S. economy during the Covid pandemic. During the pandemic belt-tightening, and the use of record reserves, helped whittle down aggregate state budget deficits and stimulus money, a fair amount of which is still unspent, created a liquidity cushion. In addition, credit in the municipal market has remained fairly stable. Issuers have kept leverage in check, evidenced by the fact that the size of the market has been flat over the last ten years while corporate and government debt has grown substantially. Municipalities have built record reserves. Default rates are lower than corporate default rates in every rating category and are expected to remain low. Municipalities have also demonstrated disciplined and conservative management and willingness to address these challenges and risks.

Comment 16:   Please consider if the risk disclosure should address inflation impact risks and the impact of inflation on the Fund’s returns.

Response:       We have considered the need to include additional risk disclosure and respectfully decline to add disclosure to the prospectus. We would note that inflation is identified in the “General Market Risk” disclosure, but as we consider multiple types of market risk and do not focus on any one specifically, we do not think additional disclosure is necessary.

JPMorgan Limited Duration Bond ETF

Comment 17:  If you are aware that the Fund will focus on a particular geographic region, please add principal risk and strategy disclosure for those regions.

Response:       It is not expected that the Fund will focus on any particular region.

More About the Fund

Comment 18:   Please eliminate duplicate disclosure included in the “Zero-Coupon, Pay-In-Kind and Deferred Payment Securities Risk” section of the prospectuses for both of the municipal Funds.

Response:         The requested change will be made.

Comment 19:    The disclosure in the “Average Weighted Maturity” section for the JPMorgan Limited Duration Bond ETF states that “The Fund may have a longer or shorter average weighted maturity under certain market conditions.”    Please disclose under what conditions would the weighted maturity be longer or shorter than disclosed.

Response:       We will add the following disclosure in response to the comment:

The average weighted maturity may fluctuate during volatile markets, particularly with respect to asset-backed and mortgage-backed securities.

Comment 20:  Please update the “Derivatives Risk” section to reflect the new derivatives rule requirements.

Response:       The requested change will be made.

Comment 21:  Please update the “LIBOR Discontinuance or Unavailability Risk” to remove discussion of certain actions that have already occurred.

Response:        We have considered the need to revise the LIBOR disclosure and respectfully decline to make changes to the disclosure at this time. We will consider the need to make changes to the disclosure at the time of the next annual update for our fixed income funds in a few months. Any changes made at that time will also be made to the disclosure for the Funds.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Comment 22:    On page 106 of the SAI Part II, please advise supplementally whether the sustainable proxy voting guidelines should apply to the JPMorgan Sustainable Municipal Income ETF.

Response:         Although it is unlikely that the Fund will ever vote any proxies, we will modify the disclosure to say that the sustainable proxy voting guidelines apply to the Fund.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary